SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 5250301, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

The following exhibit is attached:

99.1
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the sale of Coral Tel Ltd., a subsidiary of Bezeq’s subsidiary, Walla! Communication Ltd., supplementing previous Immediate Reports as of April 23, 2014 and April 29, 2014.  The Registrant is currently assessing the impact of the transaction on its financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: May 6, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Form of the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (“Bezeq”), a controlled subsidiary of the Registrant, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to the sale of Coral Tel Ltd., a subsidiary of Bezeq’s subsidiary, Walla! Communication Ltd., supplementing previous Immediate Reports as of April 23, 2014 and April 29, 2014.  The Registrant is currently assessing the impact of the transaction on its financial results.